Exhibit 3.1

CERTIFICATE OF DESIGNATION, PREFERENCES, RIGHTS AND

OTHER RIGHTS OF

SERIES C PREFERRED STOCK OF SPECTRUM GLOBAL SOLUTIONS, INC.

I, Roger Ponder, hereby certify that I am the Chief Executive Officer of Spectrum Global Solutions, Inc. (the “Corporation”), a corporation organized and existing under the Nevada Revised Statutes, and further do hereby certify:

That pursuant to the authority expressly conferred upon the Board of Directors of the Corporation (the “Board”) by the Corporation’s Articles of Incorporation (the “Articles of Incorporation”), the Board on September 25, 2020, adopted the following resolutions creating a series of shares of preferred stock designated as Series C Preferred Stock, none of which shares have been issued:

RESOLVED, that the Board hereby designates the Series C Preferred Stock and the number of shares constituting such series, and fixes the rights, powers, preferences, privileges and restrictions relating to such series in addition to any set forth in the Articles of Incorporation as follows:

Series C Preferred Stock

The Corporation shall designate a series of preferred stock, consisting of 8,888,888 shares, with stated value of $0.00001 per share, as Series C Preferred Stock (the “Series C”), which shall have the following designations, rights and preferences:

1. Redemption. The shares of the Series C are not redeemable.

2. Voting Rights. Except as otherwise provided herein or as required by law, the Series C shall be voted together with the shares of common stock, par value $0.00001 per share of the Corporation (“Common Stock”) and any other series of preferred stock then outstanding having voting rights, and not as a separate class, at any annual or special meeting of stockholders of the Corporation, with respect to any question or matter upon which the holders of Common Stock have the right to vote, such that the voting power of each share of Series C is equal to the voting power of the shares of Common Stock that each such share of Series C is convertible into pursuant hereto at the time of the vote. The Series C shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation, and may act by written consent in the same manner as the holders of Common Stock of the Corporation.

3. Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), the Holders shall (i) first be entitled to receive out of the assets, whether capital or surplus, of the Corporation an amount equal to $0.00001 for each share of Preferred Stock before any distribution or payment shall be made to the holders of any Junior Securities and (ii) then be entitled to receive out of the assets, whether capital or surplus, of the Corporation the same amount that a holder of Common Stock would receive if the Preferred Stock were fully converted (disregarding for such purposes any conversion limitations hereunder) to Common Stock which amounts shall be paid pari passu with all holders of Common Stock. The Corporation shall mail written notice of any such Liquidation, not less than 45 days prior to the payment date stated therein, to each Holder.

4. No Preemptive Rights. No Series C Holder shall be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class.

5. Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Certificate of Designation shall be cumulative and in addition to all other remedies available under this Certificate of Designation, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy, and nothing herein shall limit a Holder's right to pursue actual damages for any failure by the Corporation to comply with the terms of this Certificate of Designation.

6. Conversion. On the second business day following the listing of the Corporation on a national securities exchange (the “Series C Conversion Date”), without any further action, all outstanding shares of Series C shall automatically convert into an aggregate number of shares of Common Stock equal to $90,000,000 (the “Aggregate Value”)/Strike Price (as defined below). Provided, however, if a Triggering Event (as defined below) occurs, the Aggregate Value shall be reduced by the amount of any Losses (as defined below). “Strike Price” shall mean the closing price per share of the Corporation’s Common Stock on the trading day immediately preceding the Series C Conversion Date.

For purposes hereof, a “Triggering Event” shall include any liability arising from a breach by WaveTech GmbH, a corporation organized under the laws of the Republic of Germany (“WT”) of any of its representations or warranties contained in that certain Share Purchase Agreement (the “SPA”), by and between the Corporation and WT. “Losses” shall have the meaning set forth in the SPA.

7. Sale of WaveTech GmbH. If, at any time while shares of Series C are outstanding, the Corporation effects a sale of all the shares of capital stock that it owns in WaveTech GmbH to an unaffiliated domestic corporation (“NewCo”) in return for consideration that includes securities evidencing common stock in NewCo, then, within five business days of the closing of such sale to NewCo, all shares of Series C shall automatically, without any further action by the Corporation or Holders, convert, for each share of Common Stock that would have been issuable upon such conversion of the Series C immediately prior to the occurrence of such sale, into the securities evidencing common stock in NewCo received by the Corporation in the sale. The Corporation shall deliver to each Holder a notice announcing that the Holder is now the owner of a specified number of shares common stock of NewCo.

8. Specific Shall Not Limit General. No specific provision contained in this Certificate of Designation shall limit or modify any more general provision contained herein.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be duly executed by its Chief Executive Officer as of this 25th day of September, 2020.

SPECTRUM GLOBAL SOLUTIONS, INC.

By:	/s/ Roger Ponder
Name:	Roger Ponder
Title:	Chief Executive Officer